UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

OKTA, INC.

(Name of issuer)

Class A Common Stock, $0.0001 par value per share

(Title of class of securities)

679295105

(CUSIP number)

December 31, 2017

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 679295105	Page 2 of 14 Pages

(1)	Names of reporting persons Greylock XIII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,016,489 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,016,489 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 6,016,489 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.94% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,016,489 shares of Class B Common Stock held by Greylock XIII Limited Partnership represents 9.19% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

SCHEDULE 13G

CUSIP No. 679295105	Page 3 of 14 Pages

(1)	Names of reporting persons Greylock XIII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 541,662 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 541,662 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 541,662 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.32% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 541,662 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 0.83% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

SCHEDULE 13G

CUSIP No. 679295105	Page 4 of 14 Pages

(1)	Names of reporting persons Greylock XIII GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,558,151 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,558,151 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 6,558,151 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.94% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,016,489 shares of Class B Common Stock held by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

CUSIP No. 679295105	Page 5 of 14 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,558,151 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,558,151 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 6,558,151 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.94% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Mr. Helman, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

SCHEDULE 13G

CUSIP No. 679295105	Page 6 of 14 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,558,151 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,558,151 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 6,558,151 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.94% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Mr. Bhusri, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

SCHEDULE 13G

CUSIP No. 679295105	Page 7 of 14 Pages

(1)	Names of reporting persons Donald A. Sullivan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,558,151 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,558,151 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 6,558,151 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.94% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Mr. Sullivan, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

SCHEDULE 13G

CUSIP No. 679295105	Page 8 of 14 Pages

(1)	Names of reporting persons David Sze
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,558,151 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,558,151 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 6,558,151 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.94% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership, and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Mr. Sze, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing not less than 66 2/3% of the outstanding shares of Class B Common Stock, or (iii) April 12, 2027. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	The percent of class was calculated based on 40,488,329 shares of Class A Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).
(4)	Based on the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

Item 1(a)	Name of Issuer:

Okta, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

301 Brannan Street

San Francisco, CA 94107

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i) Greylock XIII Limited Partnership;

(ii) Greylock XIII-A Limited Partnership;

(iii) Greylock XIII GP LLC, the General Partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership;

(iv) William W. Helman, a Managing General Partner of Greylock XIII GP LLC;

(v) Aneel Bhusri, a Managing General Partner of Greylock XIII GP LLC;

(vi) Donald A. Sullivan, a Managing General Partner of Greylock XIII GP LLC; and

(vii) David Sze, a Managing General Partner of Greylock XIII GP LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

2550 Sand Hill Road

Suite 200

Menlo Park, CA 94025

Item 2(c)	Citizenship:

(i) Greylock XIII Limited Partnership, a Delaware limited partnership;

(ii) Greylock XIII-A Limited Partnership, a Delaware limited partnership;

(iii) Greylock XIII GP LLC, a Delaware limited liability company;

(iv) William W. Helman, a U.S. citizen;

(v) Aneel Bhusri, a U.S. citizen;

(vi) Donald A. Sullivan, a U.S. citizen; and

(vii) David Sze, a U.S. citizen.

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Okta, Inc.

Item 2(e)	CUSIP Number:

679295105

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 679295105	Page 10 of 14 Pages

Item 4	Ownership:

(a) and (b) Amount Beneficially Owned:

(i)	Greylock XIII Limited Partnership directly owns 6,016,489 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 12.94% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,016,489 shares of Class B Common Stock held by Greylock XIII Limited Partnership represents 9.19% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)	Greylock XIII-A Limited Partnership directly owns 541,662 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 1.32% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 541,662 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 0.83% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)	Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 13.94% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(vii)	Mr. Helman, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 13.94% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(viii)	Mr. Bhusri, as a Managing General Partner of Greylock XIII GP LLC and Greylock XIV GP LLC, may be deemed to beneficially own the 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 13.94% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ix)	Mr. Sullivan, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 13.94% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(x)	Mr. Sze, as a Managing General Partner of Greylock XIII GP LLC, may be deemed to beneficially own the 6,016,489 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 541,662 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 13.94% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 1,382,012 shares of Class A Common Stock and 6,558,151 shares of Class B Common Stock represents 10.01% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 679295105	Page 11 of 14 Pages

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XIII Limited Partnership	0	6,016,489	0	6,016,489
Greylock XIII-A Limited Partnership	0	541,662	0	541,662
Greylock XIII GP LLC	0	6,558,151	0	6,558,151

	NUMBER OF SHARES OF CLASS A COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
William W. Helman	0	6,558,151	0	6,558,151
Aneel Bhusri	0	6,558,151	0	6,558,151
Donald A. Sullivan	0	6,558,151	0	6,558,151
David Sze	0	6,558,151	0	6,558,151

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentages calculated based on based on (i) 40,488,329 shares of Class A Common Stock and (ii) 61,435,859 shares of Class B Common Stock outstanding as of November 30, 2017 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on December 7, 2017).

SCHEDULE 13G

CUSIP No. 679295105	Page 12 of 14 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 679295105	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2018.

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII-A LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze

/s/ Reid Hoffman
Reid Hoffman

SCHEDULE 13G

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Okta, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 12th day of February, 2018.

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII-A LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze

/s/ Reid Hoffman
Reid Hoffman